

Mail Stop 3233

June 20, 2018

Via E-mail
Christopher Ricaurte
Chief Financial Officer
R1 RCM, Inc.
401 North Michigan Ave, Suite 2700
Chicago, IL 60611

> **Re: R1 RCM, Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed March 9, 2018**
> **File No. 1-34746**

Dear Mr. Ricaurte:

We have reviewed your June 1, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2018 letter.

Revenue Recognition, page F-8

Periods commencing January 1, 2017, page F-9

1. We note from your response to prior comment 5 that your contracts satisfy the allocation requirements in ASC 606-10-32-40. In future filings, please expand your disclosure of the nature of your performance obligation to clarify that your performance obligation is a series and how you allocate variable consideration to each distinct service in the series.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities